October 5, 2010

VIA EDGAR AND UPS

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Michael Clampitt, Senior Counsel

Re:	Tower Bancorp, Inc.

Registration Statement on Form S-4

Filed September 3, 2010

File No. 333-169213

Ladies and Gentlemen:

On behalf of Tower Bancorp, Inc (“Tower”) this letter responds to the comments contained in the Commission’s September 27, 2010 letter with respect to the above-referenced filing. For convenience of reference, we have included in italics each of the Commission’s numbered comments followed by Tower’s response to that comment. The page references in our responses are to the revised proxy/statement prospectus included in Pre-Effective Amendment No. 1 to the Registration Statement, filed contemporaneously with this letter (“Amendment No. 1”).

Form S-4 filed September 3, 2010

Proxy Statement/Prospectus cover page

1.	Please revise to disclose the amount of securities to be offered. Refer to Item 501(b)(2) of Regulation S-K.

Response:

The cover page has been revised to disclose the number of shares of Tower common stock to be offered to shareholders of First Chester County Corporation (“First Chester”).

United States Securities and Exchange Commission

October 5, 2010

Questions and Answers about the Merger and the Shareholder Meetings

Why are Tower and First Chester proposing to merge?, page 1

2.	Please include a substantive reason for the merger.

Response:

Substantive reasons for the merger have been included in the “Questions and Answers” set forth on page 1 of Amendment No. 1.

What will I receive in the transaction … page 1

3.	Please consider providing prior to the special meeting and through the closing of the merger a toll-free number, website address or other medium through which First Chester shareholders can obtain up-to-date information concerning the implied value of the merger consideration, including cash and fractional share values.

Response:

Prior to the special meetings and continuing through the closing of the merger, Tower and First Chester will make current exchange ratio and merger consideration information available to First Chester and Tower shareholders through a toll-free number. Availability of this information is disclosed on the cover page and pages 1, 25 and 83 of Amendment No. 1.

Summary

The Companies, page 6

4.	Expand the disclosure on First Chester to briefly disclose the formal OCC order, its deteriorating asset quality and doubt as to its ability to continue as a going concern.

Response:

The disclosure on First Chester has been expanded to provide the requested information. Please refer to page 14 of Amendment No. 1.

United States Securities and Exchange Commission

October 5, 2010

First Chester and Tower Directors and Management May Have Interests in the Merger that Differ from your Interests, page 10

5.	Change the heading to specify that the interests are financial.

Response:

The heading has been revised to provide that “First Chester and Tower Directors and Management May Have Financial Interests in the Merger that Differ from your Interests”.

6.	Quantify the compensation to be received as a result of board positions, employment agreements, change of control agreements, supplemental benefit retirement plans, stock options, restricted stock plans, vesting of options and restricted stock, employee benefit plans and other benefits.

Response:

The disclosure has been revised to provide a summary of the financial interests of First Chester’s executive officers and directors in the merger. References to vesting of options, and benefits under supplemental benefit retirement plans and deferred compensation plans have been eliminated because the benefits thereunder are not affected by the merger. Please refer to pages 10 and 11 of Amendment No. 1.

The Rights of Tower Shareholders and First Chester Shareholders are Different, page 10

7.	Please expand to briefly disclose the material differences in shareholder rights. Consider tabular disclosure, if appropriate to increase clarity and readability.

Response:

On pages 11-13 of Amendment No. 1, the material differences in shareholder rights are set forth in tabular format.

Selected Historical Financial Data of First Chester, page 17

8.	On page 18 you have both the 2009 and 2010 six months ended columns marked as June 30, 2010. Please revise.

Response:

The requested revision has been made to the Selected Historical Financial Data of First Chester on page 21 of Amendment No. 1.

United States Securities and Exchange Commission

October 5, 2010

Opinion of First Chester’s Financial Advisor, page 54

9.	We note that First Chester disclosed financial projections to Sandler O’Neill. Please revise your proxy statement/prospectus to disclose the financial projections.

Response:

A section entitled “Nonpublic Financial Projections Provided to Financial Advisors” has been included beginning on page 78 of Amendment No. 1. This section includes the material nonpublic financial information provided by First Chester to Sandler O’Neill in connection with the preparation of Sandler O’Neill’s fairness opinion.

Sandler O’Neill Relationship, page 64

10.	Please revise to disclose the information required by Item 1015(b)(4) of Regulation M-A. See Item 4(b) of Form S-4.

Response:

The information required by Item 1015(b)(4) of Regulation M-A is set forth on page 67 of Amendment No. 1.

Tower’s Reasons for the Merger, page 65

11.	If the pro forma earnings per share accretion for Tower shareholders has been quantified, please disclose.

Response:

Page 68 of Amendment No. 1 discloses the pro forma earnings per share accretion anticipated to be recognized by Tower shareholders.

12.	If the projected reduction in the combined company’s operating expenses has been quantified, please disclose.

Response:

Page 68 of Amendment No. 1 discloses the annual cost savings anticipated to be recognized following the merger.

United States Securities and Exchange Commission

October 5, 2010

Opinion of Tower’s Financial Advisor, page 67

13.	We note that Tower and First Chester disclosed financial projections to KBW. Please revise your proxy statement/prospectus to disclose the financial projections.

Response:

A section entitled “Nonpublic Financial Projections Provided to Financial Advisors” has been included beginning on page 78 of Amendment No. 1. This section includes the material nonpublic financial information provided by First Chester and Tower to KBW in connection with the preparation of KBW’s fairness opinion.

Material U.S. Federal Income Tax Consequences of the Merger, page 98

14.	You may encourage but not “urge” shareholders to consult their tax advisors. Please revise the disclosure here and in the summary.

Response:

On pages 4, 13, 105 and 107 of Amendment No. 1, the disclosure has been revised to provide that First Chester shareholders are encouraged to consult their tax advisors.

15.	Please revise the last sentence under this heading so as to not assume a legal conclusion underlying the tax opinion to be provided. The sentence appears on page 99 and begins “Assuming that the merger will be treated as a reorganization …”

Response:

The disclosure has been revised to eliminate any assumption regarding a legal conclusion. Please refer to page 106 of Amendment No. 1.

Unaudited Pro Forma Combined Financial Information, page 252

16.	As it relates to adjustment 6 as described on page 258, please revise to disaggregate this adjustment into the following three components:

•	Adjustment to reflect removal of the allowance for loan losses in connection with applying acquisition accounting under ASC 805;

•	Adjustment for loans within the scope of ASC 310-30;

United States Securities and Exchange Commission

October 5, 2010

•	Fair value adjustment for all remaining loans not determined to be within the scope of ASC 310-30.

Response:

Note 6 to the Unaudited Pro Forma Combined Financial Statements has been revised to disaggregate the adjustment into the suggested components. Please refer to page 265 of Amendment No. 1.

17.	As it relates to the adjustment for loans determined to be within the scope of ASC 310-30, please revise to disclose the following:

•	how you determined if a loan was in the scope of ASC 310-30 for purposes of these pro forma adjustments;

•	the total amount of loans determined to be in the scope of ASC 310-30;

•	the contractually required payments receivable, the cash flows expected to be collected, the estimated fair value of these loans, the nonaccretable difference and the accretable yield; and

•	An enhanced discussion of the methodology and assumptions used to determine the fair value of these loans.

Response:

Note 6 to the Unaudited Pro Forma Combined Financial Statements has been revised to disclose the determination of loans within scope of ASC 310-30, the total amount of loans within the scope of 310-30, the contractually required payments receivable, the cash flows expected to be collected, the estimated fair value of these loans, the nonaccretable difference and the accretable yield and enhanced discussion of methodology and assumptions to determine the fair value of loans. Please refer to page 265 of Amendment No. 1.

18.	As it relates to the credit quality fair value adjustment for all remaining loans determined not to be within the scope of ASC 310-30, please address the following:

•	revise to disclose the total amount of loans determined not to be in the scope of ASC 310-30;

•	revise to disclose the gross contractual amounts receivable;

•	revise to disclose the best estimate of the contractual cash flows not expected to be collected;

•	revise to include an enhanced discussion of the methodology and assumptions used to determine the fair value of these loans; and

United States Securities and Exchange Commission

October 5, 2010

•

tell us how you determined the $30.0 million credit quality adjustment should be recognized using a sum of the years digits method and the authoritative literature relied upon in making this determination.

Response:

Note 6 to the Unaudited Pro Forma Financial Statements has been revised in Amendment No. 1 to provide additional guidance relating to the methodology and assumptions used to determine the fair value of loans not within the scope of ASC 310-30, including a discussion related to our methodology on recognition of income related to the credit adjustments on these loans. Please refer to page 265 of Amendment No. 1. Additionally, the Unaudited Pro Forma Financial Statements, including the related notes, and the Selected Unaudited Pro Forma Combined Financial Data have been revised to utilize the effective yield amortization method, rather than the sum of the years digits method. Please refer to pages 23-24, 261-262 and page 265 of Amendment No. 1.

Item 21. Exhibits and Financial Statement Schedules

19.	Please file all exhibits with your next pre-effective amendment, or tell us when you plan to file them. Please note that we may have comments after reviewing these documents.

Response:

All exhibits have been filed with Amendment No. 1, submitted contemporaneously with this letter.

Form 10-K for the fiscal year ended December 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

20.	We note your response to comment 3 of our letter dated July 28, 2010 that at September 30, 2009, your disclosure of impaired loans did not include loans that have sufficient collateral to fully recover the principal outstanding plus interest accrued but would otherwise be considered impaired. In future filings, beginning with your September 30, 2010 Form 10-Q, please revise your disclosures (e.g. ASC 301-10-50-15 through 50-20) to reflect the appropriate amount of loans that meet the definition of an impaired loan in accordance with paragraphs 310-10-35-16 through 35-17 along with a comprehensive discussion of the specific factor that contributed to the amount and timing of any material changes in impaired loans and the related specific allowance for loan losses.

Response:

Beginning with its September 30, 2010 Quarterly Report on Form 10-Q, Tower will revise its disclosures to reflect the appropriate amount of loans that meet the definition of an impaired loan in accordance with paragraphs 310-10-35-16 through 35-17 along with a comprehensive discussion of the specific factor that contributed to the amount and timing of any material changes in impaired loans and the related specific allowance for loan losses.

United States Securities and Exchange Commission

October 5, 2010

We believe the foregoing and Amendment No. 1 are responsive to your comments. If you have any questions or require any additional information, please contact the undersigned at (717)724-4655 at your convenience.

Sincerely,

/s/ Carl D. Lundblad
Carl D. Lundblad
Executive Vice President
General Counsel

cc:	Benjamin Phippen
Andrew S. Samuel, Chief Executive Officer
Mark S. Merrill, Chief Financial Officer
Charles J. Ferry, Esq.